UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CENTER TRUST, INC.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

40443E100
(CUSIP Number)

Stuart A. Tanz	with a copy to:
Chairman, President and	William J. Cernius, Esq.
Chief Executive Officer	Latham & Watkins
Pan Pacific Retail Properties, Inc.	650 Town Center Drive
1631-B South Melrose Drive	Suite 2000
Vista, CA 92083	Costa Mesa, CA 92626
(760) 727-1002	(714) 540-1235

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40443E100	Page 2 of 13 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Pan Pacific Retail Properties, Inc. IRS Employer Identification No. 33-0752457

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 14,501,677 (1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,501,677 (2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 52% (3)

14.	Type of Reporting Person CO

1.
Pursuant to an Agreement and Plan of Merger dated as of November 5, 2002 (the “Merger Agreement”), among Pan Pacific Retail Properties, Inc., a Maryland corporation (“Pan Pacific”), MB Acquisition, Inc., a Maryland corporation and wholly-owned subsidiary of Pan Pacific (“Merger Sub”), and Center Trust, Inc., a Maryland corporation (“Center Trust”), and subject to the conditions set forth therein (including approval by stockholders of Center Trust), Merger Sub will merge with and into Center Trust and Center Trust will become a wholly-owned subsidiary of Pan Pacific (such events constituting the “Merger”). Contemporaneously with the signing of the Merger Agreement, Pan Pacific entered into two voting agreements (the “Voting Agreements”) with certain stockholders of Center Trust. 13,405,660 shares of Center Trust common stock (the “Lazard Shares”) are subject to the Stockholder Voting Agreement (the “Lazard Voting Agreement”) entered into by and among Prometheus Western Retail, LLC, a stockholder of Center Trust (“Prometheus”), certain of Prometheus's controlling affiliates (together with Prometheus, the “Lazard Entities”) and Pan Pacific, and 1,096,017 shares of Center Trust common stock (the “Management Shares” and, together with the Lazard Shares, the “Shares”) are subject to the Stockholder Voting Agreement (the “Management Voting Agreement”) entered into by and among Edward D. Fox, Jr., Stuart J.S. Gulland and Edward A. Stokx (collectively, the “Management Stockholders” and, together with the Lazard Entities, the “Stockholders”) and Pan Pacific (See Item 4 below). Pursuant to the Lazard Voting Agreement, the Lazard Entities have agreed to vote (or cause to be voted) the Lazard Shares (x) in favor of the adoption and approval of the Merger Agreement and the approval of the Merger (and any actions directly required in furtherance thereof), (y) against any action, proposal, transaction or agreement which, to the knowledge of any of the Lazard Entities, is intended to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Center Trust contained in the Merger Agreement or of any of the Lazard Entities contained in the Lazard Voting Agreement, and (z) except with the written consent of Pan Pacific, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal (as defined in the Merger Agreement) by a third party; and (ii) (A) any change in the persons who constitute the board of directors of Center Trust that is not approved in advance by at least a majority of the persons who were directors of Center Trust as of the date of the Lazard Voting Agreement (or their successors who were so approved); (B) except as permitted in the Merger Agreement, any material change in the present capitalization of Center Trust or any amendment of Center Trust's charter or bylaws; (C) except as permitted in the Merger Agreement, any other material change in Center Trust's corporate structure or business; or (D) any other action or proposal involving Center Trust or any of its subsidiaries that, to the knowledge of any of the Lazard Entities, is intended, or could reasonably be expected, to prevent, impede, interfere with, materially delay or materially adversely affect the transactions contemplated by the Merger Agreement. Pursuant to the Management Voting Agreement, the Management Stockholders have agreed to vote (or cause to be voted) their shares (x) in favor of the approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (y) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Center Trust contained in the Merger Agreement or of any of the Management Stockholders contained in the Management Voting Agreement, and (z) except with the written consent of Pan Pacific, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal by a third party; and (ii) (A) any change in the persons who constitute the board of directors of Center Trust that is not approved in advance by at least a majority of the persons who were directors of Center Trust as of the date of the Management Voting Agreement (or their successors who were so approved); (B) any material change in the present capitalization of Center Trust or any amendment of Center Trust's charter or bylaws; (C) any other material change in Center Trust's corporate structure or business; or (D) any other action or proposal involving Center Trust or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. The Stockholders may vote the shares that are subject to the Voting Agreements at their discretion on all other matters. As part of the Voting Agreements, the Stockholders granted irrevocable proxies to Pan Pacific with respect to the voting of the Shares for the matters covered by the Voting Agreements.

2.	Pan Pacific expressly disclaims beneficial ownership of any of the shares of Center Trust common stock covered by the Voting Agreements (See Item 5 below).

3.
Based on the number of shares of Center Trust common stock outstanding as of November 5, 2002 (as represented by Center Trust in the Merger Agreement discussed in Item 4 below), the number of shares of Center Trust common stock indicated represents approximately 52% of the outstanding shares of Center Trust common stock.

Item 1.    Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock of Center Trust, Inc., a Maryland corporation (sometimes referred to herein as “Issuer” or “Center Trust”). The principal executive offices of Center Trust are located at 3500 Sepulveda Blvd., Manhattan Beach, CA 90266.

Item 2.    Identity and Background.

(a) – (c), (f)  The name of the corporation filing this statement is Pan Pacific Retail Properties, Inc., a Maryland corporation (“Pan Pacific”). The address of Pan Pacific’s principal business is 1631-B South Melrose Drive, Vista, CA 92083. Pan Pacific is a self-administered and self-managed real estate investment trust, or REIT. The name, citizenship, business address and present principal occupation of each executive officer and director of Pan Pacific is listed on Schedule A attached hereto.

(d)  Neither Pan Pacific nor, to Pan Pacific’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

(e)  Neither Pan Pacific nor, to Pan Pacific’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

Item 3.    Source and Amount of Funds or Other Consideration.

As an inducement for Pan Pacific to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of Center Trust listed on Schedule B attached hereto (collectively, the “Stockholders”) entered into voting agreements with Pan Pacific dated as of November 5, 2002, copies of which are attached as Exhibits 2 and 3, respectively, (the “Voting Agreements”). Pan Pacific did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements.

Item 4.    Purpose of Transaction.

(a) – (b)  Pursuant to an Agreement and Plan of Merger dated as of November 5, 2002 (the “Merger Agreement”), among Pan Pacific, MB Acquisition, Inc., a Maryland corporation and wholly-owned subsidiary of Pan Pacific (“Merger Sub”), and Center Trust, and subject to the conditions set forth therein (including approval by stockholders of Center Trust), Merger Sub will merge with and into Center Trust and Center Trust will become a wholly-owned subsidiary of Pan Pacific (such events constituting the “Merger”). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Center Trust with Center Trust remaining as the surviving corporation (the “Surviving Company”).

As a result of the Merger, each outstanding share of Center Trust common stock, other than shares owned by Merger Sub, Pan Pacific or any wholly-owned subsidiary of Pan Pacific, will be converted into the right to receive (a) 0.218 (the “Exchange Ratio”) of a share of Pan Pacific common stock (the “Merger Consideration”). All such shares of Center Trust common stock will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Center Trust common stock.

Certain of the stockholders of Center Trust have, by executing the Voting Agreements, agreed to vote their shares of Center Trust common stock beneficially held by them as described below.

Pursuant to the Voting Agreement among Prometheus Western Retail, LLC (“Prometheus”), Lazard Frères Real Estate Investors L.L.C., LF Strategic Realty Investors L.P., Prometheus Western Retail Trust and Prometheus Western Retail, LLC (collectively with Prometheus, the “Lazard Entities”) and Pan Pacific (the “Lazard Voting Agreement”), the Lazard Entities have agreed, at every Center Trust stockholders meeting and on every action or approval by written consent in lieu of such a meeting, to vote (or cause to be voted) 13,405,660 shares of Center Trust common stock beneficially owned by Prometheus (the “Lazard Shares”) (x) in favor of the adoption and approval of the Merger Agreement and the approval of the Merger (and any actions directly required in furtherance thereof), (y) against any action, proposal, transaction or agreement which, to the knowledge of any of the Lazard Entities, is intended to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Center Trust contained in the Merger Agreement or of any of the Lazard Entities contained in the Lazard Voting Agreement, and (z) except with the written consent of Pan Pacific, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal (as defined in the Merger Agreement) by a third party; and (ii) (A) any change in the persons who constitute the board of directors of Center Trust that is not approved in advance by at least a majority of the persons who were directors of Center Trust as of the date of the Lazard Voting Agreement (or their successors who were so approved); (B) except as permitted in the Merger Agreement, any material change in the present capitalization of Center Trust or any amendment of Center Trust’s charter or bylaws; (C) except as permitted in the Merger Agreement, any other material change in Center Trust’s corporate structure or business; or (D) any other action or proposal involving Center Trust or any of its subsidiaries that, to the knowledge of any of the Lazard Entities, is intended, or could reasonably be expected, to prevent, impede, interfere with, materially delay or materially adversely affect the transactions contemplated by the Merger Agreement. Pursuant to the Lazard Voting Agreement, the Lazard Entities have no commitment to vote for or against the Merger any shares of Common Stock beneficially owned by any of them other than the Lazard Shares, and the Lazard Entities may vote all shares of Common Stock (including the Lazard Shares) they hold on all other matters in their discretion. The Lazard Voting Agreement also provides that in certain circumstances, each of the Lazard Entities shall not (i) sell, transfer, pledge, encumber, assign or otherwise dispose of any of the Lazard Shares, except to another Lazard Entity that agrees to be bound by the obligations of the Lazard Voting Agreement, or (ii) solicit, initiate, conduct or continue any discussions with any third party concerning an acquisition of Center Trust. The Lazard Voting Agreement terminates upon the earliest to occur of (i) the mutual consent of Pan Pacific and each of the Lazard entities, (ii) the effective time of the Merger, (iii) the date of termination of the Merger Agreement and (iv) April 30, 2003. As part of the Lazard Voting Agreement, the Lazard Entities granted irrevocable proxies to Pan Pacific with respect to the voting of the shares for the matters covered by the Lazard Voting Agreement.

Pursuant to the Voting Agreement among Edward D. Fox, Jr., Stuart J.S. Gulland, Edward A. Stokx (collectively, the “Management Stockholders”) and Pan Pacific (the “Management Voting Agreement”), the Management Stockholders have agreed, at every Center Trust stockholders meeting and on every action or approval by written consent in lieu of such a meeting, to vote (or cause to be voted) the 1,096,017 shares of Center Trust common stock collectively owned by such stockholders (the “Management Stockholder Shares”) (x) in favor of the approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof),

(y) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Center Trust contained in the Merger Agreement or of any Management Stockholder contained in the Management Voting Agreement, and (z) except with the written consent of Pan Pacific, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal by a third party; and (ii) (A) any change in the persons who constitute the board of directors of Center Trust that is not approved in advance by at least a majority of the persons who were directors of Center Trust as of the date of this Agreement (or their successors who were so approved); (B) any material change in the present capitalization of Center Trust or any amendment of Center Trust’s charter or bylaws; (C) any other material change in Center Trust’s corporate structure or business; or (D) any other action or proposal involving Center Trust or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. The Management Stockholders may vote the Management Stockholder Shares on all other matters in their discretion. The Management Voting Agreement also provides that under certain circumstances, each of the Management Stockholders shall not sell, transfer, pledge, encumber, assign or otherwise dispose of any of the Management Stockholder Shares or exercise any option or similar right to purchase additional shares of Center Trust common stock. The Management Voting Agreement terminates upon the earliest to occur of (i) the mutual consent of Pan Pacific and the Management Stockholders, (ii) the effective time of the Merger, (iii) the date of termination of the Merger Agreement and (iv) April 30, 2003. As part of the Management Voting Agreement, the Management Stockholders granted irrevocable proxies to Pan Pacific with respect to the voting of the shares for the matters covered by the Management Voting Agreement.

The purpose of the transactions under the Voting Agreements is to enable Pan Pacific and Center Trust to consummate the transactions contemplated under the Merger Agreement.

Concurrently with the execution of the Merger Agreement and the Voting Agreements, Pan Pacific entered into a Stockholders’ Rights Agreement (the “Rights Agreement”) with the Lazard Entities. Pursuant to the Rights Agreement, Pan Pacific agreed to file a shelf registration statement providing for the registration for resale under the Securities Act of 1933, as amended (the “Securities Act”), of the shares of Pan Pacific common stock to be issued to the Lazard Entities in connection with the Merger. Pan Pacific has agreed to use all reasonable efforts to cause the registration statement to be effective before the effective time of the Merger. The registration statement must be continuously effective until the earliest of (x) the first day after the first anniversary of the Effective Time upon which the Lazard Entities and their subsidiaries own less than one million of the shares of Pan Pacific common stock issued to them in the Merger, (y) the third anniversary of the Effective Time, and (z) the sale of all of the securities included in the registration statement to persons unaffiliated with the Lazard Entities.

The Rights Agreement also provides that the Lazard Entities and their subsidiaries may request up to two underwritten offerings of at least one million shares of Pan Pacific common stock, to be conducted with the assistance of Pan Pacific. The Lazard Entities and their subsidiaries may also request that Pan Pacific include their shares of Pan Pacific common stock in any underwritten offerings of Pan Pacific common stock. The Rights Agreement also provides that the Lazard Entities and their subsidiaries are entitled to certain information rights so long as they continue to hold 25% of the Pan Pacific common stock they received in the Merger.

(c)  Not applicable.

(d)  Upon the consummation of the Merger, the directors of the Surviving Company will be the directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the initial officers of the Surviving Company will be the officers of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly appointed.

(e)  Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f)  Not applicable.

(g)  At the effective time of the Merger, the charter of Center Trust shall be amended in its entirety to read as the charter of Merger Sub (except that the name of Center Trust will become Pan Pacific (CTA), Inc.), and such charter will be the charter of the Surviving Company until thereafter changed or amended in accordance with applicable law. At the effective time of the Merger, the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the bylaws of the Surviving Company, until thereafter changed or amended as provided therein or by applicable law.

(h) – (i)  If the Merger is consummated as planned, the Center Trust common stock will be deregistered under the Securities Act of 1933, as amended, and delisted from the New York Stock Exchange.

(j)  Other than described above, Pan Pacific currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j)  of Schedule 13D (although Pan Pacific reserves the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement, the Voting Agreements and the Rights Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Voting Agreements and the Rights Agreements included as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D, and such descriptions are incorporated herein in their entirety where such references and descriptions appear.

Item 5.    Interest in Securities of the Issuer.

(a) – (b)  As a result of the Voting Agreements, Pan Pacific may be deemed to be the beneficial owner of 14,501,677 shares of Center Trust common stock (the “Shares”). The Shares constitute approximately 52% of the issued and outstanding shares of Center Trust common stock based on the number of shares of Center Trust common stock outstanding as of November 5, 2002 (as represented by Center Trust in the Merger Agreement discussed in Item 4 above). Pan Pacific may be deemed to have the sole power to vote the Shares with respect to those matters described above, while the Stockholders retain the sole power to vote the Shares on all other matters. However, Pan Pacific (i) is not entitled to any other rights as a stockholder of Center Trust as to the Shares and (ii) disclaims any beneficial ownership of the Shares.

To the knowledge of Pan Pacific, no person listed on Schedule A hereto has an equity or other ownership interest in Center Trust.

(c)  As described in Items 3 and 4 of this Schedule 13D, Pan Pacific entered into the Voting Agreements and the Merger Agreement within the last 60 days.

(d)  To the knowledge of Pan Pacific, no person, other than the Stockholders set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Center Trust deemed to be beneficially owned by Pan Pacific.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement, the Voting Agreements and the Rights Agreement, to the knowledge of Pan Pacific, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A and between such persons and any other person with respect to any securities of Center Trust, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.    Agreement and Plan of Merger, dated as of November 5, 2002, by and among Pan Pacific Retail Properties, Inc., MB Acquisition, Inc., and Center Trust, Inc. (filed as Exhibit 2.1 to Pan Pacific’s Current Report on Form 8-K dated November 7, 2002 and incorporated herein by reference).

2.    Stockholder Voting Agreement, dated as of November 5, 2002, by and among Pan Pacific Retail Properties, Inc., Lazard Frères Real Estate Investors L.L.C., LF Strategic Realty Investors L.P., Prometheus Western Retail Trust and Prometheus Western Retail, LLC (filed as Exhibit 10.1 to Pan Pacific’s Current Report on Form 8-K dated November 7, 2002 and incorporated herein by reference).

3.    Stockholder Voting Agreement dated as of November 5, 2002, by and among Pan Pacific Retail Properties, Inc., Edward D. Fox, Jr., Stuart J.S. Gulland and Edward A. Stokx (filed as Exhibit 10.2 to Pan Pacific’s Current Report on Form 8-K dated November 7, 2002 and incorporated herein by reference).

4.    Stockholder Voting Agreement, dated as of November 5, 2002, by and among Pan Pacific Retail Properties, Inc., Lazard Frères Real Estate Investors L.L.C., LF Strategic Realty Investors L.P., Prometheus Western Retail Trust and Prometheus Western Retail, LLC (filed as Exhibit 4.1 to Pan Pacific’s Current Report on Form 8-K dated November 7, 2002 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Date:  November 12, 2002

PAN PACIFIC RETAIL PROPERTIES, INC.

By:	/s/ STUART A. TANZ
Name: Title :	Stuart A. Tanz Chairman, President and Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF PAN PACIFIC RETAIL PROPERTIES, INC.

The name, citizenship, business address, title, and present principal occupation or employment of each of the directors and executive officers of Pan Pacific Retail Properties, Inc. are set forth below.

Name*	Principal Occupation	Business Address
Executive Officers
Stuart A. Tanz	President and Chief Executive Officer	Pan Pacific Retail Properties, Inc. 1631-B South Melrose Drive Vista, CA 92083
Jeffrey S. Stauffer	Executive Vice President, Chief Operations Officer	Pan Pacific Retail Properties, Inc. 1631-B South Melrose Drive Vista, CA 92083
Joseph B. Tyson	Executive Vice President, Chief Financial Officer	Pan Pacific Retail Properties, Inc. 1631-B South Melrose Drive Vista, CA 92083
Directors
David P. Zimel	President and Chief Executive Officer, Portland Fixture Limited Partnership	Mercury Development, 16390 Southwest Langer Drive, Sherwood, OR 97140
Stuart A. Tanz	President and Chief Executive Officer, Pan Pacific Retail Properties, Inc.	Pan Pacific Retail Properties, Inc. 1631-B South Melrose Drive Vista, CA 92083
Joseph P. Colmery	(Retired) President and Chief Executive Officer, U.S. Bank of California	P.O. Box 1225, Alamo, California 94507
Bernard M. Feldman	Vice-Chairman, ICW Group of Insurance Companies	Insurance Company of the West, 3440 Caminito Daniella, Del Mar CA 92014
Mark H. Riedy, Ph.D.	Professor, University of San Diego	Ernest W. Hahn Professor of Real Estate Finance, Executive Director, RE Institute School of Business Administration, 5998 Alcala Park, San Diego, CA 92110-2492

*Each person listed is a citizen of the United States.

SCHEDULE B

Stockholders Party to a Voting Agreement with Pan Pacific Retail Properties, Inc.

Stockholder Party to Voting Agreement	Shares Beneficially Owned

Prometheus Western Retail, LLC and certain of its controlling affiliates	13,405,660

Edward D. Fox, Jr.	909,849

Stuart J.S. Gulland	182,297

Edward A. Stokx	3,871

INDEX OF EXHIBITS

1.    Agreement and Plan of Merger, dated as of November 5, 2002, by and among Pan Pacific Retail Properties, Inc., MB Acquisition, Inc., and Center Trust, Inc. (filed as Exhibit 2.1 to Pan Pacific’s Current Report on Form 8-K dated November 7, 2002 and incorporated herein by reference).

2.    Stockholder Voting Agreement, dated as of November 5, 2002, by and among Pan Pacific Retail Properties, Inc., Lazard Frères Real Estate Investors L.L.C., LF Strategic Realty Investors L.P., Prometheus Western Retail Trust and Prometheus Western Retail, LLC (filed as Exhibit 10.1 to Pan Pacific’s Current Report on Form 8-K dated November 7, 2002 and incorporated herein by reference).

3.    Stockholder Voting Agreement dated as of November 5, 2002, by and among Pan Pacific Retail Properties, Inc., Edward D. Fox, Jr., Stuart J.S. Gulland and Edward A. Stokx (filed as Exhibit 10.2 to Pan Pacific’s Current Report on Form 8-K dated November 7, 2002 and incorporated herein by reference).

4.    Stockholder Voting Agreement, dated as of November 5, 2002, by and among Pan Pacific Retail Properties, Inc., Lazard Frères Real Estate Investors L.L.C., LF Strategic Realty Investors L.P., Prometheus Western Retail Trust and Prometheus Western Retail, LLC (filed as Exhibit 4.1 to Pan Pacific’s Current Report on Form 8-K dated November 7, 2002 and incorporated herein by reference).